EXHIBIT (G)(18)




                  [Letterhead of Hilton Hotels Corporation]




    June 2, 1997



    Board of Directors
    ITT Corporation
    1330 Avenue of the Americas
    New York, New York  10019-5490

    Dear Members of the Board:

    While ITT has failed to disclose any of the details of its proposed sale of five hotels to Felcor, some disturbing aspects of that proposed transaction have recently come to light. In particular, we now understand that ITT proposes to include a penalty provision in the transaction, under which Felcor would be able to terminate ITT's right to manage these five hotels in the event of a change of control of ITT.

    As I am sure you appreciate, in a sale transaction of the type proposed with Felcor, the seller receives two forms of consideration: cash up front, and a management/franchise contract under which the seller receives payments in the future. Both forms of consideration are important assets to ITT and its shareholders. The change of control penalty provision proposed in the Felcor transaction means that ITT and its shareholders would lose part of the consideration from the sale, and receive nothing in return, in the event of a change of control of ITT.

    We view these change of control provisions as irresponsible and unnecessary. In this regard, Hilton is willing to purchase the five hotels at the same price that Felcor proposes to pay, with a contract providing that the hotels would be managed by ITT Sheraton on the same economic terms as under the proposed contract with Felcor, but without any change of control penalty provisions. This is clearly more advantageous to ITT shareholders.

    More generally, we are also disturbed that ITT, after following our advice with respect to shedding noncore assets, now appears to be pursuing a path of shedding core assets with a view to keeping Hilton's offer from ITT shareholders. Please be advised that if ITT is looking to dispose of any more of its core assets, Hilton is a ready, willing and able buyer.

    We remain hopeful that, in the interests of your shareholders, you will agree to talk to us about the compelling benefits of combining our companies. Until that time, we trust that you will not take value away from your shareholders by entering into transactions designed to drive us away.

    Sincerely,

    /s/ Stephen F. Bollenbach

    Stephen F. Bollenbach